50
3/6/03

03002121

ATES
NGE COMMISSION
.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2003
DIVISION OF MARKET REGULATION

-VF3-5-03

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WISE PLANNING CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

960 BROADWAY
(No. and Street)

HICKSVILLE	NEW YORK	11801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD WEINBERG 516-822-8444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.T. SHULMAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

ONE OLD COUNTRY ROAD	CARLE PLACE	NEW YORK	11514
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 13 2003

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD WEINBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WISE PLANNING CORP., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT 20 FEB 03

Title

Notary Public

CALVIN H. GREENBAUMER
NOTARY PUBLIC, State of New York
No. 30 4656314
Qualified in Nassau County
Commission Expires ~~March 30, 19~~ 3/31/03

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WISE PLANNING CORPORATION

SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2002

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

J.T. SHULMAN & COMPANY, C.P.A., P.C.

70

ADDRESS Number and Street	City	State	Zip Code
ONE OLD COUNTRY ROAD - STE. 240	CARLE PLACE	NEW YORK	11514
71	72	73	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC SEQ. NO.	CARD				
50	51	52	53				

WISE PLANNING CORPORATION

SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2002

ANNUAL AUDIT REPORT
FORM X-17A-5 PART IIA
WISE PLANNING CORPORATION
DECEMBER 31, 2002

TABLE OF CONTENTS

J.T. SHULMAN & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ONE OLD COUNTRY ROAD
CARLE PLACE, NEW YORK 11514
TEL: (516) 877-5900
FAX: (516) 877-5958

2020 PICO BOULEVARD
SANTA MONICA, CALIFORNIA 90405
TEL: (310) 450-2868
FAX: (310) 450-6787

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Wise Planning Corporation
Hicksville, New York

We have audited the financial statements of Wise Planning Corporation for the year ended December 31, 2002 and have issued our report thereon dated January 31, 2003. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, incorporated auditing standards generally accepted in the United States of America and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.T. Shulman Company P.C.

Carle Place, New York
January 31, 2003

ANNUAL AUDIT REPORT
FORM X-17A-5 PART IIA
WISE PLANNING CORPORATION
DECEMBER 31, 2002

SCHEDULE I

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable	Non-allowable	Total
1.	Cash and cash equivalents	$ 45,100	$ --	$ 45,100
2B.	Receivable from brokers or dealers: Other	79,369	23,451	102,820
4D.	Securities and/or other investments	295	--	295
9.	Investment in and receivables from affiliates	--	100,517	100,517
11.	Other Assets:			
	Prepaid expenses and taxes	--	21,747	21,747
	Deferred tax benefit	--	9,953	9,953
12.	TOTAL ASSETS	$ 124,764	$ 155,668	$ 280,432

LIABILITIES AND OWNERSHIP EQUITY

		A.I. Liabilities	Non-A.I Liabilities	Total
14B.	Payable to brokers or dealers: Other	$ 62,725	$ --	$ 62,725
17.	Accounts payable, accrued expenses and other	14,601	--	14,601
18A.	Note payable-unsecured	14,015	--	14,015
20.	TOTAL LIABILITIES	$ 91,341	$ --	$ 91,341
	OWNERSHIP EQUITY:			
23B.	Common stock			$ 39,994
C.	Additional paid in capital			10,000
D.	Retained earnings			314,960
E.	Total			364,954
F.	Less capital stock in treasury			(175,863)
24.	TOTAL OWNERSHIP EQUITY			189,091
	TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 280,432

See accountants' report on supplementary information.

ANNUAL AUDIT REPORT
FORM X-17A-5 PART IIA
WISE PLANNING CORPORATION
DECEMBER 31, 2002

SCHEDULE II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Total Assets	$ 280,432
Total Liabilities	91,341
Net Worth	189,091
Non-Allowable Assets	155,668
Net Capital Before Haircut	33,423
Minus Haircuts: 25% Securities	(74)
Net Capital	33,349
Minus Minimum Required Capital - (Greater of 6 2/3% of Total Liabilities or $25,000)	25,000
Excess Net Capital	$ 8,349

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total Liabilities from Statement of Financial Condition	$ 91,341
19. Total Aggregate Indebtedness	$ 91,341
20. Percentage of Aggregate Indebtedness to Net Capital	2.74

STATEMENT OF CHANGE IN OWNERSHIP EQUITY

Ownership Equity at Beginning of Year	$ 228,006
Addition: Additional paid-in capital	10,000
Subtraction: Net Loss for the Year	(54,652)
Net Unrealized gain on securities, net of deferred tax benefit	5,737
Ownership Equity at End of Year	$ 189,091

See accountants' report on supplementary information.

ANNUAL AUDIT REPORT
FORM X-17A-5 PART IIA
WISE PLANNING CORPORATION
FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE III

STATEMENT OF INCOME

REVENUE:		
1D.	Total security commissions	$1,260,615
3.	Gains or losses on firm securities trading accounts	(12,816)
8.	Other revenue	7,530
9.	TOTAL REVENUE	1,255,329
EXPENSES:		
10.	Salaries and other employment costs for general partners and voting stockholder officers	139,285
11.	Other employee compensation and benefits	111,930
12.	Commissions paid to other broker-dealers	912,315
13.	Interest expense	791
15.	Other expenses	164,607
16.	TOTAL EXPENSES	1,328,928
17.	Net loss before provision for federal income taxes	(73,599)
18.	Provision for federal income taxes	(18,947)
22.	Net loss for the year	$ (54,652)

See accountants' report on supplementary information.

SCHEDULE IV

STATEMENT OF CASH FLOWS

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (54,652)
Adjustments to reconcile net income to net cash used by operating activities:	
Realized loss on sale of investments in equity securities, available-for-sale	12,816
Deferred income tax benefit	(9,953)
(Increase) decrease in:	
Receivables from brokers and dealers	33,598
Prepaid expenses and taxes	(5,337)
Increase (decrease) in:	
Payables from brokers and dealers	(27,279)
Accounts payable, accrued expenses and taxes	(6,960)
NET CASH USED BY OPERATING ACTIVITIES	(57,767)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of investments in equity securities, available-for-sale	17,395
Paid-in-capital	10,000
NET CASH PROVIDED BY INVESTING ACTIVITIES	27,395
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Proceeds from officer's loan	10,000
Principal payments on note payable	(7,453)
Repayment from affiliates	11,461
NET CASH PROVIDED BY FINANCING ACTIVITIES	14,008
NET DECREASE IN CASH AND CASH EQUIVALENTS	(16,364)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	61,464
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 45,100

(A) SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

(i) Cash paid during the period for: Interest	$ 791
(ii) Income taxes	$ 765

(B) NON-CASH INVESTING ACTIVITY:

(i) During 2002, the increase in net unrealized holding gains of $5,737 in the investments in equity securities, available-for-sale was recorded as an adjustment to ownership equity.

See accountants' report on supplementary information.

SCHEDULE V

NOTES TO SUPPLEMENTARY INFORMATION

1. RE: The reconciliation of computation of net worth. The year-end audit disclosed the following adjustments which effectively increase ownership equity in the amount of $5,175 from the previously submitted December 31, 2002 FOCUS report.

$ 7,314	To record increased revenue, commission receivable
(4,737)	To record increased expense, commission payable
9,953	To adjust deferred income tax asset and valuation allowance
(11,655)	To adjust other revenue for income tax refunds receivable
2,569	To adjust for understatement of prepaid expenses
(7,424)	To adjust realized losses for change in unrealized holding gain on equity securities, available-for-sale
3,126	To adjust accrued expenses, professional fees
292	To record decrease in expenses, due from affiliate
5,737	To record unrealized gain on equity securities, available-for-sale net of deferred tax benefit
$ 5,175	Increase in net worth

2. Net capital increased per the audit report by $2,849 as compared to the FOCUS report balance. This is the net adjustment of the following items:

$ 5,175	Increase in net worth as summarized in Note 1 above
(1,907)	Increase in non-allowable receivables from affiliates
(1,238)	Increase in non-allowable receivables from brokers or dealers
819	Decrease in non-allowable prepaid expenses
$ 2,849	Increase in net capital

3. The corporation is exempt from Rule 15C3-3 as it maintains and utilizes a single special account for the exclusive benefit of customers.

J.T. SHULMAN & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ONE OLD COUNTRY ROAD
CARLE PLACE, NEW YORK 11514
TEL: (516) 877-5900
FAX: (516) 877-5958

2020 PICO BOULEVARD
SANTA MONICA, CALIFORNIA 90405
TEL: (310) 450-2868
FAX: (310) 450-6787

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES EXCHANGE COMMISSION

Board of Directors
Wise Planning Corporation
Hicksville, New York

We have audited the financial statements of Wise Planning Corporation for the year ended December 31, 2002 and have issued our report thereon dated January 31, 2003. As part of our audit, we made a study and evaluation of the company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Wise Planning Corporation that we considered relevant to the objectives stated in rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17A-3(a)(11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control, or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Wise Planning Corporation taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objective.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

J.T. Shulman & Company P.C.

Carle Place, New York
January 31, 2003